Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Inhibikase Therapeutics, Inc. (the “Company”) of our report, which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, dated March 31, 2021, on our audits of the consolidated financial statements of Inhibikase Therapeutics, Inc. as of December 31, 2020 and 2019, and for the years then ended, which report is included in the annual report on Form 10-K of Inhibikase Therapeutics, Inc. for the year ended December 31, 2020. We also consent to the reference to our firm under the caption “Experts”.

/s/ CohnReznick LLP

Holmdel, New Jersey

February 4, 2022